Exhibit 7.1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the Class A common stock, par value of US$0.0001 per share of Acri Capital Acquisition Corporation, a Delaware corporation whose principal place of business is in Austin, Texas shall be filed on behalf of the undersigned.

September 26, 2024

Acri Capital Sponsor LLC

By:	/s/ Joy Yi Hua	/s/ Joy Yi Hua
Name:	Joy Yi Hua	Joy Yi Hua
Title:	Manager and Sole Member